Mail Stop 3561

July 29, 2009

David S. Rector, Chief Executive Officer
Standard Drilling, Inc.
1640 Terrace Way
Walnut Creek, CA 94597

> **Re:** **Standard Drilling, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 25, 2009**
> **File No. 000-51569**

Dear Mr. Rector:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Filed on March 25, 2009

General

1.   On page six of your annual report, you disclose that your Asset Purchase Agreement with PBT Capital Partners requires you to retain the liabilities relating to the Advisory Consulting Agreement with International Capital Advisory, Inc., the Support Services

Agreement with Petroleum Financial Inc., and the severance agreement with David Wilson for future health benefits. In the appropriate places in this annual report, please disclose the material terms of these agreements.

Management's Discussion and Analysis of Financial Condition and Results of operations, page 11

Liquidity and Capital Resources, page 12

2. You state on page seven, second paragraph, that you entered into a letter of agreement in October 2008 for PBT to place funds in escrow to be applied to property taxes, failure to drill penalties, and other liabilities associated with your discontinued operations. PBT was in default of the agreement with total potential claims of approximately $423,725 as of December 31, 2008. Moreover, you state that the Company has not been released from the liabilities assumed by PBT. Please expand your disclosure to include a discussion of the likelihood of you incurring a loss or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Refer to Item 303(A)(1) of Regulation S-K for additional information.

3. Please describe in more detail the activities that will generate the estimated overhead costs of $25,000 per month.

Item 9A(T). Control and Procedure, page 14

4. We note the disclosure that your disclosure controls and procedures were not effective as a result of material weaknesses in your internal control over financial reporting. However, your report on internal control over financial reporting on page 15, paragraph two indicates that your internal control over financial reporting was effective at December 31, 2008. Pursuant to Item 308(a)(3) of Regulation S-K, management is not permitted to conclude that its internal control over financial reporting is effective if there are one or more material weaknesses in its internal control over financial reporting. Therefore, please amend your disclosure to correct the inconsistency in your conclusions with respect to your disclosure controls and procedures and your internal control over financial reporting.

Executive Compensation, page 11

5. Please provide the material terms of the consulting agreement with Mr. Rector and a description of the services rendered. Also, please include this transaction in Item 13 on page 19 of your annual report, as required by Item 404 of Regulation S-K.

Financial Statements, page F-1

Note 1 – Organization and Business Operations, page F-6

6.   We note that you recorded a loss from discontinued operations of $12,168,359 for the
        year ended December 31, 2007.   Please discuss the sale and include discontinued
        operations disclosure to comply with the requirements pursuant to SFAS 144, paragraph
        47 (FASB Accounting Standards Codification paragraph 205-20-50-50-1).

Exhibits, page 20

7.   Please revise your exhibit index to include the location of Exhibit 10.3.

                                        * * * * *

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendments to expedite our review, if appropriate. Please furnish a
cover letter with your amendments that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendments and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filings includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
    Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
    Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Questions may be directed to Yolanda Guobodia, the primary accounting examiner for this filing, at (202) 551-3562 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 for accounting issues and Edwin S. Kim, the primary legal examiner for this filing, at (202) 551-3297 or David Link, Senior Counsel, at (202) 551-3356 for all other issues.

Sincerely,

John Reynolds
Assistant Director

FAX: (925) 930-6338